VIA EDGAR

July 30, 2025

Division of Corporate Finance

Office of Technology

The United States Securities and Exchange Commission

Washington D.C., 20549

United States of America

Re: PLDT Inc.

Form 20-F for Fiscal Year Ended December 31, 2024

Filed March 13, 2025

File No. 001-03006

Dear Sir/Madam:

This is in response to the comment letter from the staff (“Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 25, 2025, relating to the annual report on Form 20-F of PLDT Inc. (the “Company”) for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”).

For your convenience, the Company has reproduced the Staff comments in this response letter in italicized form and indicated its responses accordingly. Capitalized terms not otherwise defined in this letter shall have meanings set forth in the 2024 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2024

Operating and Financial Review and Prospects

Results of Operations, page 48

1.
In future filings, please revise to provide reconciliations of the non-IFRS measures of Adjusted EBITDA, Adjusted EBITDA margin, core income and telco core income that are provided on a segment basis. Also ensure that you present the most directly comparable IFRS measures, with equal or greater prominence, to each of the Adjusted EBITDA margins presented. Refer to Item 10(e)(1)(A) and (B) of Regulation S-K. In addition, please ensure you provide a quantitative reconciliation for each of the non-IFRS measures presented in your earnings releases on Form 6-K. Refer to Item 100(a)(2) of Regulation G.

RESPONSE:

The Company acknowledges and respectfully undertakes to provide (i) the reconciliations of the non-IFRS measures of Adjusted EBITDA, Adjusted EBITDA margin, core income and telco core income that are provided on a per segment basis in future filings, and (ii) the quantitative reconciliations for each of the non-IFRS measures which are presented in the Company’s earnings releases on Form 6-K. Further, the Company will present the most directly comparable IFRS measures, with equal or greater prominence, to each of the Adjusted EBITDA margins presented.

Liquidity and Capital Resources

Financing Requirements, page 73

2. We note your statement that you believe your available cash, including cash flow from operations, will provide sufficient liquidity to fund your projected operating, investment, capital expenditures and debt service requirements for the next 12 months. In making this assertion, please explain what consideration you gave to the total of your contractual obligations due within one year as noted from the table on page F-128 in relation to the balance of cash and cash equivalents and short-term investments and your historical cash flows from operations.

RESPONSE:

The Company respectfully submits that in assessing the sufficiency of the Company’s liquidity and in the light of the contractual obligations due within one year amounting to Php168,475 million, we have considered the following:

a)
Cash and cash equivalent amounting to Php10,011 million as of December 31, 2024.
b)
Financial assets, which includes short-term investments, with maturity within one year amounting to Php51,264 million as of December 31, 2024.
c)
Operating cash inflow. For the last three fiscal years, the net cash flows from operating activities amounted to Php81,731 million, Php85,765 million, and Php76,200 million for the years ended December 31, 2024, 2023, and 2022, respectively, as disclosed on page F-10 of the 2024 consolidated financial statements. In the first quarter of 2025, the net cash flows from operating activities amounted to Php24,545 million, as disclosed on page F-7 of the first quarter 2025 consolidated financial statements.
d)
Short and long-term loan facilities duly approved by the respective lender banks’ board of directors amounting to Php138,800 million available for PLDT’s acceptance as of December 31, 2024. PLDT also has undrawn committed loan facilities amounting to Php25,800 million as of December 31, 2024.

As part of our liquidity risk management as discussed on page F-126, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Consolidated Income Statements, page F-7

3.
Please tell us how your presentation of expenses complies with paragraphs 99 through 105 of IAS 1. In this regard, it appears that you have presented certain expense categories by function and others, such as depreciation and amortization and interconnection costs, by nature. In addition, based on your disclosure in Note 5, it appears that cost of sales and services may be incomplete, as it excludes costs that are required to be incurred in order to generate revenue, such as compensation and employee benefits, interconnection costs, and depreciation and amortization of certain assets. Refer to paragraphs 7, 29 through 30A, and IG5 of IAS 1.

RESPONSE:

Paragraph 99 of the International Accounting Standard (IAS) 1, "Presentation of Financial Statements," allows an entity to present expense by function or nature, whichever provides information that is reliable and more relevant, and paragraph 100 only encourages to present such information on the face of the consolidated income statement.

PLDT considers presenting expenses by nature as more relevant in accordance with IAS 1 paragraph 99. Depreciation and amortization, asset impairment and interconnection costs are presented on the face of the consolidated income statement. The other expenses were aggregated based on their nature on the face of the consolidated income statement and the details of these expenses were presented in Note 5 on page F-55. In subsequent filings, we shall update the nomenclature of the aggregations made to clarify that the expenses on the face of the consolidated income statement are aggregated based on the nature of these expenses. “Selling, general and administrative” will be “General operating costs” and “Cost of sales and services” will be “Cost of devices, accessories and contract-specific services”.

Notes to Consolidated Financial Statements

Note 2. Summary of Material Accounting Policies

Summary of Material Accounting Policies

Revenues from contracts with customers, page F-31

4.
You indicate certain upfront fees, such as activation and installation fees, are deferred and recognized as revenue over the estimated average customer relationship period. We note from your disclosure on page F-43 that your reassessment of the average customer relationship period in 2023 resulted in a shorter amortization period with a range of three to six years for certain types of subscriber contracts. Please tell us what impact, if any, this change in estimate had on the timing and amount of revenue recognized related to non-refundable upfront fees. To the extent material, disclose the impact in future filings. Refer to paragraphs 100, 118, 123 and 125 of IFRS 15 and paragraphs 39 of IAS 8.

RESPONSE:

As disclosed on page F-43, the change in estimate of the customer relationship period only relates to a certain subset of subscriber contracts. This change in estimate resulted in the recognition of an additional Php56 million in revenues relating to the non-refundable installation and activation fees in our 2023 consolidated income statement. The amount is not material when compared to our total revenues, hence there was no specific disclosure on the impact of this change in accounting estimate. To the extent material, we will disclose in future filings the impact on revenues of this change in accounting estimate.

* * * *

Please contact the undersigned at dyyu@pldt.com.ph, jadevenecia-fabul@pldt.com.ph, or gdgarcia@pldt.com.ph, if you have any questions or require additional information.

Thank you for your time.

Very truly yours,

/s/ Danny Y. Yu

DANNY Y. YU

Senior Vice President

and Chief Financial Officer